Exhibit 3.4

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

Alta Equipment Group Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.	The name of the corporation is Alta Equipment Group Inc.

2.

That a Certificate of Designations of Rights and Preferences 10% Series A Cumulative Perpetual Preferred Stock (the “Certificate”) was filed by the Secretary of State of Delaware on December 18, 2020 at 11:44AM, SR# 20208696558, and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.The inaccuracy or defect of said Certificate is:  The Certificate as filed inadvertently referenced the quarterly record and payment dates, respectively, for quarterly dividends accruing on the 10% Series A Cumulative Perpetual Preferred Stock as: April 15, 2021 and April 30, 2021, and then each May 15 and May 31; August 15 and August 31; November 15 and November 30; and February 15 and February 28, respectively, thereafter.  The correct quarterly record and payment dates for the dividends are: April 15, 2021 and April 30, 2021, and then each July 15 and July 31; October 15 and October 31; January 15 and January 31; and April 15 and April 30, respectively, thereafter.

4.Section 2(b) of the Certificate is corrected to read as follows:

(b)     Dividend Payment Date; Dividend Record Date. Dividends on the Series A Perpetual Preferred Stock shall accrue daily and be cumulative from, and including, the date of original issue and shall be payable quarterly every January 31, April 30, July 31 and October 31 (each such payment date, a “Dividend Payment Date,” and each such quarterly period, a “Dividend Period”); provided that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day. The first dividend on the Series A Perpetual Preferred Stock is scheduled to be paid on April 30, 2021 (in the amount of $888.89 per share) to the persons who are the holders of record of the Series A Perpetual Preferred Stock at the close of business on the corresponding record date, which will be April 15, 2021. Any dividend payable on the Series A Perpetual Preferred Stock, including dividends payable for any partial Dividend Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the Corporation’s stock records for the Series A Perpetual Preferred Stock at the close of business on the applicable record date, which shall be the 15th day of each January, April, July and October, whether or not a Business Day, in which the applicable Dividend Payment Date falls (each, a “Dividend Record Date”).

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 9th day of April, 2021.

Alta Equipment Group Inc.

By:	/s/ Anthony J. Colucci
Anthony J. Colucci
Chief Financial Officer and Secretary

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